UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

|X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

                   For the fiscal year ended December 31, 2006

                                       Or

|_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

      For the transition period from _______________ to _______________

      Commission file number 0-556

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  SUREWEST KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SUREWEST COMMUNICATIONS
                                200 VERNON STREET
                           ROSEVILLE, CALIFORNIA 95678

C. The SureWest KSOP is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the SureWest KSOP for the year ended December 31, 2006, prepared in accordance with the financial reporting requirements of ERISA.

                              REQUIRED INFORMATION

                                  SureWest KSOP

                              Financial Statements
                           and Supplemental Schedules

                        As of December 31, 2006 and 2005
                    and for the year-ended December 31, 2006

                                    Contents

Report of Perry-Smith LLP, Independent Registered Public Accounting Firm .1

Financial Statements:

Statements of Net Assets Available for Benefits...........................2

Statement of Changes in Net Assets Available for Benefits.................3

Notes to Financial Statements.............................................4-10

Supplemental Schedules:..................................................11

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...........12

Schedule H, Line 4j-  Schedule of Reportable Transactions................13

Signatures...............................................................14

Exhibit Index............................................................15

    Report of Perry-Smith LLP, Independent Registered Public Accounting Firm

The Administrative Committee
SureWest KSOP

We have audited the accompanying statement of net assets available for benefits of the SureWest KSOP as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of SureWest KSOP as of December 31, 2005, was audited by other auditors whose report, dated June 5, 2006, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006 and Schedule of Reportable Transactions for the year ended December 31, 2006, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                        /s/ Perry-Smith LLP

Sacramento, California
June 25, 2007
                                                                               1

                                  SureWest KSOP
                 Statements of Net Assets Available for Benefits
                           December 31, 2006 and 2005



                                                   2006                2005
                                             ---------------- -----------------

Assets

Investments                                  $     72,638,816 $      65,094,741

Receivable from broker for securities sold            285,975               326

Receivable - contributions
                                                       31,361             2,467

                                             ---------------- -----------------

Total assets                                       72,956,152        65,097,534

Liabilities

Due to broker for securities purchased                223,712            25,419

                                             ---------------- -----------------

Net assets available for benefits            $     72,732,440 $      65,072,115
                                             ================ =================

The accompanying notes are an integral part of these financial statements.

                                  SureWest KSOP
            Statement of Changes in Net Assets Available for Benefits

                      For the year ended December 31, 2006


Additions:
Investment income:
  Net appreciation in fair value of investments              $         4,904,369
  Interest and dividend income                                         2,617,085
                                                            --------------------

          Total investment income                                      7,521,454

Contributions:
  Participants                                                         4,105,703
  Employer                                                             2,252,313
  Rollovers                                                              151,616
                                                            --------------------
                                                                       6,509,632
                                                            --------------------

         Total additions                                              14,031,086

Deductions:
   Benefits and withdrawals paid to participants                       6,370,761
                                                            --------------------

Net increase                                                           7,660,325

Net assets available for benefits:
  Beginning of year                                                   65,072,115

                                                            --------------------
  End of year                                                $        72,732,440
                                                            ====================

The accompanying notes are an integral part of these financial statements.

                                  SureWest KSOP
                          Notes to Financial Statements

                           December 31, 2006 and 2005

1. Plan Description

General
The SureWest KSOP (the "Plan") is a defined contribution plan established by SureWest Communications ("SureWest" or the "Company") effective January 1, 1999. Effective December 31, 2001, the Plan was merged with the SureWest Communications Retirement Supplement Plan with the Plan being the surviving plan. All employees of SureWest and participating subsidiaries are eligible to participate in the Plan on the first day of the month immediately following the date of employment.

The Administrative Committee of the Company's Board of Directors ("Administrative Committee") has the responsibility for the general operation of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan has two features, a "Stock Bonus" feature and an "Employee Stock Ownership" feature, qualifying under Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the "Code"). In July 2006, the KSOP was amended to allow after-tax Roth elective deferrals part of the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions
Each year, participants may make salary deferral contributions in any whole percentage up to 50% of pretax annual compensation, subject to certain Internal Revenue Code limitations. Effective July 1, 2006, participants may also elect to make salary deferral contributions on an after-tax basis in any whole percentage increments, subject to certain limitations defined by the Plan. These contributions are designated as Roth elective deferral contributions.

The Company makes a matching contribution equal to 100% of the participant's elective and Roth elective contribution, up to a maximum of 6% of the participant's compensation. Participants must have completed one year of service in order to be eligible for the Company's matching contribution. Company contributions are subject to certain IRC limitations.

Participants may also contribute assets to the Plan that qualify as rollover contributions within the meaning of the Code.

                                  SureWest KSOP
                    Notes to Financial Statements (continued)

1.       Plan Description (continued)

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's salary deferral and Roth elective contributions, allocation of the Company's matching contribution, allocation of Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses. Employer matching contributions are allocated to participants based on the participant's elective contributions.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Investment Options
Participants direct the investment of their contributions among any or all of the investment options offered by Vanguard. Participants may change their investment options at any time through Vanguard.

Vesting
Participants are immediately vested in their salary-deferral contributions, the Company's matching contributions, plus actual earnings thereon.

Payment of Benefits
Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution equal to the value in his or her account. Distributions for the value of a participant's account invested in the SureWest Company Stock Fund are made in the form of the Company's common stock plus cash for any fractional shares or, if a participant elects, in cash as provided by the Plan document. Participants may also elect to receive in-service distributions on account of hardship or after attaining age 59 1/2. Cash dividends paid on SureWest common stock allocated to participant accounts may be paid to participants in cash at the determination of the Administrative Committee.

The following amounts were distributed to participants or their beneficiaries:




                                                              Year ended
                                                           December 31, 2006
                                                        ------------------------

Shares of SureWest common stock
                                                        $                601,876
Cash                                                                   5,768,885
                                                        ------------------------

                                                        $              6,370,761
                                                        ========================

                                  SureWest KSOP
                    Notes to Financial Statements (continued)


1. Plan Description (continued)

Administrative Expenses and Services
The Company provides bookkeeping and other administrative services for the Plan at no charge. Investment fund administrative expenses are paid by the Plan.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. All shares for which the Trustee has not received timely participant directions shall be voted in the same proportion as the shares for which the trustee received timely directions, as defined in the Plan.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, the full value of the Employee and Company Accounts of all participants affected thereby would remain fully vested and non-forfeitable.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions
Contributions from participants are recorded by the Plan when they are received by SureWest. Contributions from SureWest are recorded by the Plan when they become obligations of the Company.

                                  SureWest KSOP
                    Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Concentration of Investments
At December 31, 2006 and 2005, the Plan has a significant portion of its assets invested in the Plan sponsor's common stock (SureWest). The Company's telecommunications operations are conducted in the same geographic region of Northern California where the majority of the employees and Plan participants reside.

The Plan invests in various securities including SureWest common stock, that, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. The Company's common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are reported at fair value based on the quoted market price of the fund, which represents the net asset values on the last business day of the Plan year. Shares of the institutional money market account are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies (mutual funds) are deducted from income earned on a daily basis are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments

Benefits
Benefits are recorded when paid.

                                  SureWest KSOP
                    Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Impact of Recently Issued Accounting Standards

Fair Value Measurements

In September 2006, the FASB issued Statement No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions should be applied prospectively, except for certain specifically identified financial instruments. Management does not expect the adoption of SFAS 157 to have a material impact to the Company's financial position or result of operations.

Fair Value Accounting

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. Management has not chosen early adoption of SFAS No. 159. Management is in the process of evaluating the impact the adoption of SFAS No. 159 will have on the Plan's financial position and results of operations.

                                  SureWest KSOP
                    Notes to Financial Statements (continued)

3. Investments

The Plan's investments are held in trust by the Vanguard Fiduciary Trust Company ("Vanguard"). The Plan's trust agreement requires the trustee to invest the Plan's assets into various fund options as directed by each participant.

Investments that represented 5% or more of the fair value of the Plan's net assets were as follows:


                                                           December 31,

                                                         2006           2005
                                                     ---------------------------

SureWest common stock                                $ 21,188,450   $ 23,204,361
Vanguard Capital Opportunity Fund                       9,619,401      7,428,791
Vanguard LifeStrategy Moderate Growth Fund              6,928,045      5,545,105
Vanguard 500 Index Fund Investor Shares                 6,395,442      5,502,729
American Funds EuroPacific Growth Fund                  5,870,672      3,441,582
Vanguard LifeStrategy Growth Fund                       5,636,225      3,951,787
Vanguard Growth and Income Fund Investor Shares         5,230,581      4,476,942
Vanguard Life Strategy Income Fund                      3,075,392      3,605,524


The Plan's investments, including investments purchased, sold and held during the year, depreciated in fair value as follows:


                                                               Year ended
                                                           December 31, 2006
                                                       -------------------------

Shares of SureWest common stock                        $                 740,871
Shares of registered investment companies                              4,163,498
                                                       -------------------------
                                                       $               4,904,369
                                                       =========================

                                  SureWest KSOP
                    Notes to Financial Statements (continued)

4. Related Party Transactions

The Plan's Investments, which currently consist of shares of SureWest common stock and shares of various registered investment companies, are managed by Vanguard. Because the Plan covers substantially all full-time employees of SureWest, and because Vanguard serves as trustee of the Plan, these investments constitute transactions with parties-in-interest.

During the year ended December 31, 2006, the Plan purchased 91,938 shares of SureWest common stock with an aggregate cost of $1,936,497. In addition, during the year ended December 31, 2006, the Plan sold 174,774 shares of SureWest common stock, with an aggregate fair value at the date of sale of $4,116,178. The Plan received dividends from SureWest of $807,115 during the year ended December 31, 2006.

5. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 23, 2003, stating that the Plan is qualified under Section 401(a), 401(k) and 4975(e)(7) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                             SUPPLEMENTAL SCHEDULES

                                                              EIN: HF-68-0365195
                                                                 Plan Number 003

                                  SureWest KSOP
                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2006

                                                                (c)
                                                      Description of Investment
                    (b)                           Including Maturity Date, Rate of
      Identity of Issue, Borrower, Lessor,            Interest, Collateral, Par                      (e)
(a)           or Similar Party                           or Maturity Value                       Current Value
------------------------------------------------------------------------------------------------------------------------------------

Common Stock:
*   SureWest Communications                        769,370 shares, without par value              $21,188,450

Registered Investment Companies:
* Vanguard Capital Opportunity Fund                262,252 shares                                 $ 9,619,401

* Vanguard LifeStrategy Moderate Growth Fund       340,277 shares                                 $ 6,928,045

* Vanguard 500 Index Fund Investor Shares          48,973 shares                                  $ 6,395,442

  American Funds EuroPacific Growth Fund           126,088 shares                                 $ 5,870,672

* Vanguard LifeStrategy Growth Fund                236,122 shares                                 $ 5,636,225

* Vanguard Growth & Income Fund Investor Shares    146,269 shares                                 $ 5,230,581

* Vanguard LifeStrategy Conservative Growth Fund   217,809 shares                                 $ 3,613,453

* Vanguard LifeStrategy Income Fund                220,775 shares                                 $ 3,075,392

* Vanguard Total Bond Market Index Fund            323,554 shares                                 $ 3,232,300

* Vanguard Prime Money Market Fund                 1,808,700 shares                               $ 1,848,855

                                                                                               -----------------
                                                                                                  $72,638,816
                                                                                               =================

* A party-in-interest as defined by ERISA.
Column (d) cost, has been omitted, as investments are all participant directed.

                                                              EIN: HF-68-0365195
                                                                 Plan Number 003

                                  SureWest KSOP
       Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions
                      For the Year Ended December 31, 2006

                                                                                                    Current
 Identity of      Description of Asset (include                                   Historical     Value of Asset       Historical
   Party         interest rate and maturity in       Purchase      Selling         Cost of       on Transaction          Gain
  Involved           the case of a loan)              Price         Price            Asset            Date              (Loss)
------------------------------------------------------------------------------------------------------------------------------------
* Vanguard        Vanguard Capital Opportunity      $2,340,630                                     $2,340,630
* Vanguard        Vanguard Capital Opportunity                      $931,079        $765,816          $931,079          $165,263
* Vanguard        SureWest Co. Stock Fund           $2,205,909                                     $2,205,909
* Vanguard        SureWest Co. Stock Fund                         $4,906,116      $4,790,278        $4,906,116          $115,838

* Party-in-interest to the Plan.

MSW:KSOP Financials 2006
SEC11K_final.doc

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 25, 2007                                 SUREWEST KSOP


                                                     /s/Steven C. Oldham
                                                     -------------------------
                                                     STEVEN C. OLDHAM
                                                     President and CEO

                                  SureWest KSOP
                                  Exhibit Index


Exhibit No.         Description                       Method of Filing      Page
-----------         -----------                       ----------------      ----

23.1         Consent of Perry-Smith LLP, Independent        Filed            16
             Registered Public Accounting Firm            herewith